UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42869

Megan Holdings Limited

B-01-07, Gateway Corporate Suites

Gateway Kiaramas

No. 1, Jalan Desa Kiara

50480 Mont Kiara

Kuala Lumpur, Malaysia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                Form 40-F ☐

EXPLANATORY NOTE

As previously disclosed by Megan Holdings Limited (the “Company”), at the Annual General Meeting of Shareholders held on July 13, 2026, the Company’s shareholders approved the consolidation of the Company’s issued and unissued Class A Ordinary Shares and Class B Ordinary Shares at an aggregate ratio not exceeding 1-for-400, with the exact ratio and effective date to be determined by the board of directors of the Company (the “Board”). On July 17, 2026, the Board approved a consolidation ratio of 1-for-30 (the “Share Consolidation”).

The Company hereby announces that the Share Consolidation will become marketplace effective on The Nasdaq Capital Market on September 17, 2026 (the “Marketplace Effective Date”). This supersedes the Company’s prior announcement that a 1-for-40 share consolidation would become marketplace effective on September 8, 2026. Accordingly, the previously announced 1-for-40 ratio and September 8, 2026 marketplace effective date are no longer applicable.

The Company’s Class A Ordinary Shares are expected to commence trading on a post-Share Consolidation basis at market open on the Marketplace Effective Date under the Company’s existing trading symbol “MGN.” Any fractional shares resulting from the Share Consolidation will be rounded up to the nearest whole share at the participant level.

For additional information regarding the Share Consolidation and the shareholder approval thereof, please refer to the Company’s Form 6-K filed on July 15, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 8, 2026

Megan Holdings Limited

By:	/s/ Hoo Wei Sern (Darren Hoo)
Name:	Hoo Wei Sern (Darren Hoo)
Title:	Executive Director, Chairman and Chief Executive Officer

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